UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number: 001-36185

DYNAGAS LNG PARTNERS LP
(Translation of registrant's name into English)

97 Poseidonos Avenue & 2, Foivis Street,
Glyfada, 16674, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 are the unaudited interim consolidated condensed financial statements of Dynagas LNG Partners LP for the three-month period ended March 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNAGAS LNG PARTNERS LP
(registrant)

Dated: June 26, 2014	By: /s/ Tony Lauritzen
Tony Lauritzen
Chief Executive Officer

Exhibit 99.1

DYNAGAS LNG PARTNERS LP

CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2014 (UNAUDITED) AND DECEMBER 31, 2013

DYNAGAS LNG PARTNERS LP
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DYNAGAS LNG PARTNERS LP

Consolidated Balance Sheets
As of March 31, 2014 (Unaudited) and December 31, 2013
(Expressed in thousands of U.S. Dollars—except for unit data)

	March 31, 2014	December 31, 2013

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,768	$5,677
Trade receivables	170	190
Prepayments and other assets	636	283
Due from related party (Note 3 (a))	1,447	1,456
Total current assets	11,021	7,606

FIXED ASSETS, NET:
Vessels, net (Note 4)	449,827	453,175
Total fixed assets, net	449,827	453,175

OTHER NON CURRENT ASSETS:
Restricted Cash (Note 5)	22,000	22,000
Deferred Revenue	3,313	3,627
Deferred Charges	1,534	1,652
Due from related party (Note 3(a))	675	675
Total assets	$488,370	$488,735

LIABILITIES AND PARTNERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$3,324	$3,743
Loan from related party (Note 3(b))	—	5,500
Due to related party (Note 3(a))	273	—
Accrued liabilities	803	1,041
Unearned revenue	4,500	4,619
Total current liabilities	8,900	14,903

Deferred revenue	1,895	2,048
Long—term debt, net of current portion (Note 5)	214,085	214,085
Total non-current liabilities	215,980	216,133

Commitments and contingencies (Note 7)	—	—

PARTNERS' EQUITY:
Common unitholders: 14,985,000 units issued and outstanding as at March 31, 2014 and December 31, 2013 (Note 8)	185,862	182,969
Subordinated unitholders: 14,985,000 units issued and outstanding as at March 31, 2014 and December 31, 2013 (Note 8)	77,473	74,580
General partner: 30,000 units issued and outstanding as at March 31, 2014 and December 31, 2013 (Note 8)	155	150
Total partners' equity	263,490	257,699

Total liabilities and partners' equity	$488,370	$488,735

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Unaudited Interim Consolidated Statements of Income
For the three month periods ended March 31, 2014 and 2013
(Expressed in thousands of U.S. Dollars—except for unit and per unit data)

	Three month period ended March 31
	2014	2013
REVENUES:
Voyage revenues	$21,009	$21,168
EXPENSES:
Voyage expenses	(175)	(176)
Voyage expenses-related party (Note 3(a))	(264)	(244)
Vessel operating expenses	(3,124)	(3,203)
General and administrative expenses (Note 3(d))	(580)	(23)
Management fees-related party (Note 3(a))	(695)	(675)
Depreciation (Note 4)	(3,348)	(3,348)
Operating income	12,823	13,499

OTHER INCOME/(EXPENSES):
Interest and finance costs (Notes 5 & 10)	(1,944)	(2,326)
Other, net	150	34
Total other expenses	(1,794)	(2,292)
Partnership's Net Income	$11,029	$11,207
Common unitholders' interest in Net Income	$5,509	$3,470
Subordinated unitholders' interest in Net Income	$5,509	$7,722
General Partner's interest in Net Income	$11	$15
Earnings per unit, basic and diluted: (Note 9)
Common unit (basic and diluted)	$0.37	$0.52
Subordinated unit (basic and diluted)	$0.37	$0.52
General Partner unit (basic and diluted)	$0.37	$0.52
Weighted average number of units outstanding, basic and diluted: (Note 9)
Common units	14,985,000	6,735,000
Subordinated units	14,985,000	14,985,000
General Partner units	30,000	30,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Unaudited Interim Consolidated Statements of Cash Flows
For the three month periods ended March 31, 2014 and 2013
(Expressed in thousands of U.S. Dollars)
	Three month period ended March 31,
	2014	2013
Cash flows from Operating Activities:
Net income:	$11,029	$11,207
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,348	3,348
Amortization of deferred financing fees	118	135
Deferred revenue	161	(1,422)
Changes in operating assets and liabilities:
Trade receivables	20	(129)
Prepayments and other assets	(353)	(77)
Due from/to related party	282	(483)
Trade payables	281	(1,175)
Accrued liabilities	(238)	(452)
Unearned revenue	(119)	(4,155)
Net cash provided by Operating Activities	14,529	6,797

Cash flows from Investing Activities:
Net cash used in Investing Activities	—	—

Cash flows from/(used in) Financing Activities:
Decrease in restricted cash	—	4,038
Payment of IPO issuance costs	(700)	—
Distributions paid	(5,238)	—
Repayment of long-term debt	—	(10,835)
Repayment of loan to related party	(5,500)	—
Net cash used in Financing Activities	(11,438)	(6,797)

Net increase in cash and cash equivalents	3,091	—
Cash and cash equivalents at beginning of the period	5,677	—
Cash and cash equivalents at end of the period	$8,768	$—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 March 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Dynagas LNG Partners LP and its wholly-owned subsidiaries as further discussed below.

Dynagas LNG Partners LP ("Dynagas Partners" or "The Partnership") was incorporated as a limited Partnership on May 30, 2013 under the laws of the Republic of The Marshall Islands as part of reorganization to acquire, directly or indirectly, the interests in three vessel owning companies, Pegasus Shipholding S.A., Lance Shipping S.A. and Seacrown Maritime Ltd, wholly owned subsidiaries of Dynagas Holding Ltd ("Dynagas Holding" or "the Sponsor" a Company beneficially wholly owned by Mr. George Prokopiou, the Partnership's Chairman and major unitholder and his close family members, together the "Family") through the ownership of 100% of the ownership interests in an intermediate holding company, Dynagas Equity Holding Ltd ("Dynagas Equity").

The Partnership is engaged in the seaborne transportation industry through the ownership and operation of liquefied natural gas vessels and is the sole owner of all outstanding shares or units of the following subsidiaries:

(a)
Pegasus Shipholding S.A. ("Pegasus"), a Marshall Islands corporation that owns the Marshall Islands flag, 149,700 cubic meters in carrying capacity, class membrane, LNG carrier Clean Energy which was delivered to Pegasus in March 2007.

(b)
Lance Shipping S.A. ("Lance"), a Marshall Islands corporation that owns the Marshall Islands flag, 149,700 cubic meters in carrying capacity, class membrane, LNG carrier Ob River (renamed from Clean Power in July 2012) which was built and delivered to Lance in July 2007.

(c)
Seacrown Maritime Ltd. ("Seacrown"), a Marshall Islands corporation that owns the Marshall Islands flag, 149,700 cubic meters in carrying capacity, class membrane, LNG carrier Clean Force which was built and delivered to Seacrown in January 2008.

(d)	Quinta Group Corp. ("Quinta"), a Nevis holding Company that owns all of the outstanding capital stock of Pegasus.
(e)	Pelta Holdings S.A. ("Pelta"), a Nevis holding Company that owns all of the outstanding capital stock of Lance.
(f)	Dynagas Equity Holdings Ltd ("Dynagas Equity"), a Liberian holding Company that owns all of the outstanding capital stock of Quinta, Pelta and Seacrown.
(g)	Dynagas Operating GP LLC ("Dynagas Operating GP"), a Marshall Islands Limited Liability Company, in which the Partnership holds 100% membership interests.
(h)
Dynagas Operating LP ("Dynagas Operating"), a Marshall Islands limited partnership that has 100% percentage interests in the Partnership and the Non-Economic General Partner Interest in Dynagas Operating GP.

Dynagas Equity, Quinta, Pelta, Pegasus, Lance and Seacrown are hereinafter referred to as the predecessor companies.

Dynagas Equity was incorporated on July 30, 2012, under the laws of the Republic of Liberia and its only activity is the holding of all the issued and outstanding common stock of Pegasus (through the ownership of all issued and outstanding common stock of Quinta), Lance (through the ownership of all issued and outstanding common stock of Pelta) and Seacrown.

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 March 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

1.  Basis of Presentation and General Information (continued):

On October 29, 2013, the Family transferred all of the issued and outstanding common stock of Dynagas Equity to Dynagas Holding. On the same date, Dynagas Holding transferred to the Partnership its ownership interest in Dynagas Equity in exchange of a) 6,735,000 of Dynagas Partners' common units, b) 14,985,000 subordinated units and c) 30,000 general partner units, issued to Dynagas GP LLC (the "General Partner"), a wholly owned subsidiary of Dynagas Holding. On November 18 2013, the Partnership and the Sponsor offered to the public 8,250,000 and 4,250,000 common units respectively, successfully completing its initial public offering (the "IPO" or the "Offering") on the NASDAQ Global Select Market, whereas, on December 5, 2013, the Sponsor offered an additional 1,875,000 units in connection with the underwriters' exercise of their over-allotment option. Following the completion of the Offering, Dynagas Holding owns a 52% of the equity interests in Dynagas Partners, including the 0.01% General Partner interest. As the Family is the sole shareholder of Dynagas Holding, and previously owned 100% of the predecessor companies, there is no change in ownership or control of the business, and therefore the transaction constitutes a reorganization of companies under common control, and was accounted for in a manner similar to a pooling of interests. Accordingly, the financial statements of the predecessor companies along with Dynagas Partners, from the date of its inception have been presented using combined historical carrying costs of the assets and liabilities of the predecessor companies, and present the consolidated financial position and results of operations as if Dynagas Partners and the predecessor companies were consolidated for all periods presented.

The technical, administrative and commercial management of the Partnership's vessels is performed by Dynagas Ltd. (the "Manager"), a related company, wholly owned by the Partnership's Chairman of the Board of Directors (Note 3(a)).

At the closing of the Offering, the Partnership entered into the following agreements: i) an Omnibus agreement with Dynagas Holding that provides the Partnership the right to purchase LNG carrier vessels from the Sponsor at a purchase price to be determined pursuant to the terms and conditions contained therein (Note 3(c)) and ii) a $30 million revolving credit facility with the Sponsor to be used for general partnership purposes (Note 3(b)).

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission (or "SEC") for interim financial reporting. The unaudited interim consolidated financial statements include the accounts of Dynagas Partners and its wholly-owned subsidiaries, on the basis of the reorganization referred to above. All intercompany balances and transactions have been eliminated upon consolidation.

These financial statements and accompanying notes should be read in conjunction with the Partnership's audited consolidated financial statements for the year ended December 31, 2013 and footnotes thereto included in its' Annual Report on Form 20-F, filed with the SEC on March 25, 2014. In the opinion of the Partnership's management, all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of financial position, operating results and cash flows have been included in the financial statements for the periods presented.

2. Significant Accounting Policies:

A summary of the Partnership's significant accounting policies can be found in the Partnership's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on March 25, 2014. There have been no material changes to these policies in the three month period ended March 31, 2014.

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 March 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

2. Significant Accounting Policies (continued):

During the three month periods ended March 31, 2014 and 2013, charterers that individually accounted for more than 10% of the Partnership's revenues were as follows:

Charterer	March 31, 2014	March 31, 2013
A	63%	60%
B	37%	40%
	100%	100%

3. Transactions with related parties:

(a) Dynagas Ltd.

Dynagas Ltd. (or the "Manager"), is a Company beneficially owned by the Partnership's Chairman. With effect from January 1, 2013, following the expiration of its' previous agreements, the Manager entered into an eight year term separate management agreement with each vessel-owning entity of the Partnership in order to provide technical, administrative and commercial management services to the Partnership in exchange for a daily management fee of $2.5. Beginning on the first calendar year after the commencement of the vessel management agreements and each calendar year thereafter, these fees will be adjusted upwards by 3% until expiration of the management agreement, subject to further annual increases to reflect material unforeseen costs of providing the management services, by an amount to be agreed between the Partnership and the Manager, which amount will be reviewed and approved by the conflicts committee. As of March 31, 2014, and 2013 each vessel was charged the basis daily management fee of $2.6 and $2.5, respectively. The Manager also provides other services under these agreements for which the Partnership pays additional fees, including: (i) a commission of 1.25% over charter-hire agreements arranged by the Manager and (ii) a lump sum new-building supervision fee of $700 for the services rendered by the Manager in respect of the construction of the vessel plus out of pocket expenses. The agreements will terminate automatically after a change of control of the owners and/or of the owner's ultimate parent, in which case an amount equal to the estimated remaining fees but in any case not less than for a period of at the least 36 months and not more than 60 months, will become payable to the Manager.

          Fees charged for the three month periods ended March 31, 2014 and 2013 for technical and administrative services under the agreement amounted to $695 and $675, respectively, and are separately reflected as Management fees-related party in the accompanying unaudited interim consolidated statements of income. During the three month periods ended March 31, 2014 and 2013, the Partnership further incurred $264 and $244, respectively, in connection with the commercial services under the agreement, which are separately reflected as Voyage expenses-related party in the accompanying unaudited interim consolidated statements of income. These amounts were fully settled up to March 31, 2014. As of March 31, 2014, and December 31, 2013, the Partnership had granted to the Manager working capital advances of $1,447 and $1,456, respectively, which are separately reflected in Current Assets, Due from related party in the accompanying unaudited interim consolidated balance sheets.

The management agreements provide for an advance equal to three months of management fees per vessel as security. Pursuant to the terms of the separate management agreements discussed above, the security advance payment, effective January 1, 2013, is $225 per vessel. In the case of termination of the management agreements, prior to their eight year term, by any reason other than Manager's default, the advance is not refundable. Such advances as of March 31, 2014 and December 31, 2013 amounted to $675 and are separately reflected in Non-Current Assets as Due from related party in the accompanying unaudited interim consolidated balance sheets.

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 March 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

 3. Transactions with related parties (continued):

(b) Loan from related party

On November 18, 2013, concurrently with the completion of its' initial public offering, the Partnership entered into an interest free $30.0 million revolving credit facility with its' Sponsor, Dynagas Holding, with an original term of five years from the closing date, to be used for general partnership purposes including working capital. The loan may be drawn and be prepaid in whole or in part at any time during the life of the facility. As of December 31, 2013, $5.5 million were drawn down under the facility, which are separately reflected in Current Liabilities, Loan from related party in the accompanying unaudited interim consolidated balance sheets. In January 2014, the total amount drawn under the respective facility was repaid. No amounts were drawn under the respective facility since then.

(c) Omnibus Agreement

On November 18, 2013, the Partnership entered into an agreement with its Sponsor (the "Omnibus Agreement") to govern among other things i) the terms and the extent the Partnership and the Sponsor may compete each other, ii) the procedures to be followed for the exercise of Partnership's options to acquire certain offered optional vessels by its Sponsor, iii) certain rights of first offer to the Sponsor for the acquisition of LNG carriers from the Partnership and iv) Sponsor's provisions of certain indemnities to the Partnership.  On April 17, 2014, the Partnership entered into a Share Purchase Agreement to purchase from its' Sponsor 100% of the ownership interests in the entity that owns and operates the Arctic Aurora, a 2013 built ice class liquefied natural gas carrier, which currently operates under a long term time charter, for an aggregate purchase price of $235 million. The Partnership is purchasing only the Arctic Aurora and the related time charter. All of the other assets and liabilities relating to the Sponsor entity that owns the Arctic Aurora will remain with the Sponsor and will not form part of the purchase price. The Partnership has the right to purchase the Arctic Aurora and the related time charter under this agreement until June 30, 2014. The Arctic Aurora acquisition is subject to the Partnership obtaining the funds necessary to pay the purchase price and the satisfaction of certain closing conditions (Note 11).

(d) Executive Services Agreement

On March 20, 2014, the Partnership entered into an executive services agreement with its' Manager with retroactive effect from the IPO closing date, pursuant to which the Manager provides the Partnership the services of its' executive officers, who report directly to the Board of Directors. Under the agreement, the Manager is entitled to an executive services fee of €538,000 per annum, payable in equal monthly installments. The agreement has an initial term of five years and automatically renews for successive five year terms unless terminated earlier. During the three month period ended March 31, 2014, the Partnership incurred $273 in connection with this agreement which is included in General and Administrative expenses in the unaudited interim consolidated statements of income. Such amounts were not settled up to March 31, 2014 and are reflected, in this respect, in Current Assets as Due to related party in the accompanying consolidated balance sheets.

4. Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance December 31, 2013	$540,454	$(87,279)	$453,175
—Depreciation	—	(3,348)	(3,348)
Balance March 31, 2014	$540,454	$(90,627)	$449,827

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 March 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

4. Vessels, net (continued):

As of March 31, 2014, all of the Partnership's vessels were first priority mortgaged as collateral to secure the bank loan discussed in Note 5.

5. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

Borrower(s)	Lenders	March 31, 2014	December 31, 2013

Pegasus-Lance-Seacrown	Credit Suisse AG	214,085	214,085
Total		$214,085	$214,085
Less current portion		$—	$—
Long-term portion		$214,085	$214,085

Credit Suisse Senior Secured Revolving Credit Facility:

On November 14, 2013, the Partnership entered, on a joint and several basis, into a new Senior Secured Revolving Credit Facility ("Revolving Credit Facility" or "Facility") with an affiliate of Credit Suisse for $262,125 in order to partially refinance its existing indebtedness of $346.1 that was outstanding on November 18, 2013, soon after the successful completion of the Partnership's IPO. Of this amount, $214,085 was drawn on November 18, 2013 and, together with part of the net proceeds of the initial public offering discussed in Note 8, was used to fully repay the then outstanding principal and interest of the three loans outstanding at that time. The Revolving Credit Facility is guaranteed by the Partnership and is secured by, among other things, a first priority or preferred cross-collateralized mortgage on each of the Partnership's vessels and bears interest at LIBOR plus margin. The amount available under the Facility will be reduced each quarter for 14 consecutive quarters by $5,000 for the first 13 quarters and by approximately $197,125 for the fourteenth quarter ending on June 30, 2017. In case that the aggregate outstanding amount of the Facility is greater than the amount available under the Facility as reducing from time to time, the amount exceeded shall be repaid at that point of time.

The Facility contains certain financial covenants, minimum coverage ratio requirements and minimum liquidity requirements amongst which to maintain total consolidated liabilities of less than 65% of the total consolidated market value  of its adjusted total assets, maintain an interest coverage ratio of at least 3.0 times, maintain at all times non restricted as to withdrawal minimum liquidity equal to at least $22.0 million and maintain a hull cover ratio, being the ratio of the aggregate of the vessels' market values and the net realizable value of any additional security over the outstanding amount of the Facility, no less than 130%. In addition, the Prokopiou Family is required to own or control at least 30% of the Partnership's capital and voting rights and 100% of the General Partner's capital and voting rights and the Manager is required to continue to carry out the Partnership's commercial and technical management. Finally, the Facility restricts the Partnership from paying any distributions if an event of default occurs. Pursuant to the terms of the Revolving Credit Facility, no principal repayments are required to be made during the 2014 and 2015.

As of March 31, 2014, the Partnership was in compliance with all financial debt covenants under the respective facility.

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 March 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

5. Long-Term Debt (continued):

The annual principal payments for the outstanding banks' debt as of March 31, 2014 required to be made after the balance sheet date were as follows:

Period/ Year ending December 31,	Amount
2014 (period)	$—
2015	—
2016	11,960
2017	202,125
2018 and thereafter	—
$214,085

As part of the Partnership's plan to acquire the Arctic Aurora (Note 3(c)), on March 26, 2014, the Partnership entered into a binding commitment letter with Credit Suisse for a new $340 million Senior Secured Revolving Credit Facility which is conditioned on the closing of Arctic Aurora acquisition. The facility will bear interest at LIBOR plus a margin and is payable in 28 consecutive equal quarterly payments of $5.0 million each and a balloon payment of $200.0 million at maturity, on March 31, 2021.

The Partnership's weighted average interest rate on its' long-term debt for the three month periods ended March 31, 2014 and 2013 was 3.1% and 2.3%, respectively.

Total interest incurred on long-term debt for the three month periods ended March 31, 2014 and 2013 amounted to $1,657 and $2,187, respectively, and, is included in Interest and finance costs (Note 10) in the accompanying unaudited interim consolidated statements of income.

As of March 31, 2014, the Partnership had unused borrowing capacity under its' Credit Suisse Revolving Credit Facility of $43.0 million. As of March 31, 2014, the Partnership incurred $168 of commitment fees in connection with the undrawn amounts under the respective facility with Credit Suisse.

6. Fair Value Measurements:

ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. The carrying amounts of cash and cash equivalents, restricted cash, trade receivables and trade payables reported in the unaudited interim consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable. The fair value of loan from related party is not practicable to be estimated due to the absence of the fixed repayment terms. The fair value of non-current portion of amounts due from related party is not practicable to be estimated given the terms of the management agreements which provide for periodic adjustment of the working capital advance per vessel in line with the changes in the vessels' daily operating costs. Additionally, the Partnership considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for the floating rate loans.

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 March 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

7. Commitments and Contingencies:

(a) Long-term time charters:

The Partnership's future minimum contractual charter revenues under its' non-cancelable long-term time charter contracts as of March 31, 2014, gross of brokerage commissions, without taking into consideration any assumed off-hire, are as analyzed below:

Period/Year ending December 31,	Amount
2014 (period)	$64,625
2015	85,775
2016	78,522
2017	31,524
2018 and thereafter	—
$260,446

(b) Other:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership's vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Partnership is covered for liabilities associated with the individual vessels' actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

(c) Technical and Commercial Management Agreement:

As further disclosed in Note 3 the Partnership has contracted the commercial, administrative and technical management of its' vessels to Dynagas Ltd. For the commercial services provided under this agreement the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed under (a) above, is $3,256. For administrative and technical management fees the Partnership currently pays a daily management fee of $2.6 per vessel (Note 3(a)). Such management fees for the period from April 1, 2014 to the expiration of the agreements on December 31, 2020, adjusted for 3% inflation as per agreement, are estimated to be $20,927 and are analyzed as follows:

Period/Year ending December 31,	Amount
2014 (period)	$2,124
2015	2,904
2016	3,000
2017	3,081
2018	3,173
2019 and on	6,645
$20,927

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 March 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

8. Partners' Equity:

As described in Note 1, on October 29, 2013, the Partnership issued i) to Dynagas Holding Ltd, 6,735,000 common units and 14,985,000 subordinated units and ii) to Dynagas GP LLC (the "General Partner"), a Company owned and controlled by Dynagas Holding Ltd, 30,000 General Partner Units  and all of its incentive distribution rights, which entitle the General Partner to increasing percentages of the cash the Partnership's distributable cash; in exchange for their beneficial ownership interest in the predecessor companies.

The unit and per unit data included in the accompanying unaudited interim condensed consolidated financial statements have been restated to reflect the issuance of the above units, for all periods presented.

On November 18, 2013, the Partnership completed its' initial public offering of 8,250,000 common units at a price of $18.00 per unit on the NASDAQ Global Marker and raised gross proceeds of $148.5 million. The net IPO proceeds amounted to$136.9 million, after deducting underwriting commission of $8.9 million and equity raising expenditures of $2.7 million. Equity raising expenditures paid up to March 31, 2014 amounted to $1.5 million. Concurrently with the sale of the Partnership's common units and at the same price per unit, Dynagas Holding Ltd. sold 4,250,000 common units. The Partnership did not receive any proceeds from this sale. On December 5, 2013, the underwriters exercised their over-allotment option granted to them by Dynagas Holding, following which, the Sponsor offered 1,875,000 additional common units to the public on the same terms as in the initial offering. The Partnership did not receive any proceeds from the sale of these additional common units.

The partnership agreement of the Partnership provides for minimum quarterly distributions of a specified dollar amount to the extent there is sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to the General Partner. In general, the Partnership pays quarterly cash distributions in the following manner:

•
first, 99.9% to the holders of common units and 0.1% to the General Partner, until each common unit has received a minimum quarterly distribution of a specified dollar amount plus any arrearages from prior quarters

•	second, 99.9% to the holders of subordinated units and 0.1% to the General Partner, until each subordinated unit has received a minimum quarterly distribution of a specified dollar amount; and

•	third, 99.9% to all unitholders, pro rata, and 0.1% to the General Partner, until each unit has received an aggregate distribution of a specified dollar amount

Thereafter, the percentage allocations of the additional available cash from operating surplus among the unitholders, the General Partner and the holders of the incentive distribution rights up to the various target distribution levels are as follows:

	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.365	99.9%	0.1%	0.0%
First Target Distribution	up to $0.420	99.9%	0.1%	0.0%
Second Target Distribution	above $0.420 up to $0.456	85.0%	0.1%	14.9%
Third Target Distribution	Above $0.456 up to $0.548	75.0%	0.1%	24.9%
Thereafter	above $0.548	50.0%	0.1%	49.9%

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 March 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

8. Partners' Equity (continued):

There were no distributions to the partners during the year ended December 31, 2013. On February 14, 2014 the Partnership paid a cash distribution for the fourth quarter of 2013 of $0.1746 per unit, pro-rated from the Offering closing date through December 31, 2013, which amounted to $5.2 million, to all unitholders on record as of February 10, 2014, pursuant to a decision taken by the Board of Directors on January 31, 2014. Further, on April 24, 2014 the Partnership's Board of Directors, approved its' cash distribution for the three month period ended March 31, 2014 of $0.365 per unit, or $11.0 million, which was paid on May 12, 2014, to all unitholders of record as of May 5, 2014 (Note 11(a)).

9. Earnings per Unit:

The Partnership calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for cash available for distribution specified in Dynagas Partners' partnership agreement, as generally prescribed in Note 8 above.

Under the partnership agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the first target distribution (Note 8).

The calculations of the basic and diluted earnings per unit, allocated to each class of partnership interests based on the number of units held by each class of unit holders, are presented below:

Three months ended March 31, 2014

	Unitholders
	General Partner	Common	Subordinated
Net income	$11	$5,509	5,509
Earnings per unit basic and diluted	$0.37	$0.37	0.37
Weighted average number of units outstanding, basic and diluted	30,000	14,985,000	14,985,000

Three months ended March 31, 2013

	Unitholders
	General Partner	Common	Subordinated
Net income	$15	$3,470	$7,722
Earnings per unit basic and diluted	$0.52	$0.52	$0.52
Weighted average number of units outstanding, basic and diluted	30,000	6,735,000	14,985,000

10. Interest and Finance Costs:

The amounts in the accompanying unaudited interim consolidated statements of income are analyzed as follows:

	Three months ended March 31,
	2014	2013
Interest expense (Note 5)	$1,657	$2,187
Amortization of deferred financing fees	118	135
Commitment fees (Note 5)	168	-
Other	1	4
Total	$1,944	$2,326

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
 March 31, 2014
(Expressed in thousands of U.S. Dollars—except for unit data, unless otherwise stated)

11. Subsequent Events:

a) On May 12, 2014 the Partnership paid cash distribution for the three month period ended March 31, 2014 of $0.365 per unit, or $11.0 million to all unitholders on record as of May 5, 2014 based on the Board of Directors authorization granted on April 24, 2014 (Note 8).

b) On April 17, 2014, the Partnership entered into a Share Purchase Agreement to purchase from its' Sponsor 100% of the ownership interests in the entity that owns and operates the Arctic Aurora, a 2013 built 155,000 cbm ice class liquefied natural gas carrier, which currently operates under a long term time charter, for an aggregate purchase price of $235 million. The Partnership is purchasing only the Arctic Aurora and the related time charter. All of the other assets and liabilities relating to the Sponsor entity that owns the Arctic Aurora will remain with the Sponsor and will not form part of the purchase price. The Partnership has the right to purchase the Arctic Aurora and the related time charter under this agreement until June 30, 2014. The Arctic Aurora acquisition is subject to the Partnership obtaining the funds necessary to pay the purchase price and the satisfaction of certain closing conditions. The Partnership expects to finance the acquisition with the net proceeds of a public offering of its common units and a portion of the borrowings under a new $340 million senior secured revolving credit facility (Note 5).

c) On April 17, 2014, the Partnership entered into a new 13-year time-charter contract with Gazprom Marketing & Trading Singapore Pte. Ltd ("Gazprom") for the Clean Force. In addition, the Partnership  entered into an agreement with BG Group Plc., the current charterer of the Clean Force, to amend, at no cost to the Partnership, the expiration date of the current time-charter contract from the third quarter of 2016 to July 2015, at which time the new Gazprom contract will take effect. The contract is expected to provide the Partnership an approximate amount of $313.0 million in gross revenues until its' earliest termination.